Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (UK MAR). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

OKYO Pharma Announces Presentations at the American Society of Cataract and Refractive Surgery (ASCRS 2023) in San Diego, CA, May 5-8, 2023

London and New York, NY, May 3, 2023 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that two presentations will be given on OK-101 at the American Society of Cataract and Refractive Surgery (ASCRS 2023) in in San Diego, CA, May 5-8, 2023.

The Company is pleased that Pedram Hamrah, MD, Co-Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at New England Eye Center at Tufts Medical Center, a leading expert on corneal neuropathic pain and DED, will be presenting both papers at this ASCRS meeting in San Diego. These presentations will cover pre-clinical and animal model data on OK-101 in treating DED and Neuropathic Corneal Pain (NCP).

Presentation Details:

Session title: Ocular Surface Disease

Presentation Date: Saturday, May 6, 2023

Session time: 3:30 PM-5:00 PM

ASCRS Paper ID 92218

Paper Title: OK-101, a Novel Chemerin Receptor Agonist, Decreased Clinical Signs and Symptoms and Improved Immune Tolerance in Dry Eye Mouse Model

Session title: Ocular Surface Disease II

Presentation Date: Sunday, May 7, 2023

Session time: 8:00 AM-9:30 AM

ASCRS Paper ID 92197

Paper Title: OK-101, a Novel Chemerin Receptor Agonist, Improves Neuropathic Corneal Pain in Ciliary Nerve Ligation Mouse Model

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

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